                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM T-1

                           STATEMENT OF ELIGIBILITY
                     UNDER THE TRUST INDENTURE ACT OF 1939
                 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

               CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
               OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)____

                        ------------------------------

                      THE FIRST NATIONAL BANK OF CHICAGO
              (Exact name of trustee as specified in its charter)

A National Banking Association                                 36-0899825
                                                            (I.R.S. employer
                                                         identification number)

One First National Plaza, Chicago, Illinois                     60670-0126
(Address of principal executive offices)                        (Zip Code)

                      The First National Bank of Chicago
                     One First National Plaza, Suite 0286
                        Chicago, Illinois   60670-0286
            Attn:  Lynn A. Goldstein, Law Department (312) 732-6919
           (Name, address and telephone number of agent for service)

                        ------------------------------

                        PROVIDIAN FINANCIAL CORPORATION
              (Exact name of obligor as specified in its charter)


          Delaware                                              94-2933952
(State or other jurisdiction of                             (I.R.S. employer
incorporation or organization)                            identification number)

201 Mission Street
San Francisco, California                                          94105
(Address of principal executive offices)                        (Zip Code)



                            Senior Debt Securities
                        (Title of Indenture Securities)

Item 1.  General Information.  Furnish the following
         -------------------
         information as to the trustee:

         (a)  Name and address of each examining or
         supervising authority to which it is subject.

         Comptroller of Currency, Washington, D.C.;
         Federal Deposit Insurance Corporation,
         Washington, D.C.; The Board of Governors of the Federal Reserve System, Washington D.C.

         (b)  Whether it is authorized to exercise
         corporate trust powers.

         The trustee is authorized to exercise corporate trust powers.

Item 2.  Affiliations With the Obligor.  If the obligor
         -----------------------------
         is an affiliate of the trustee, describe each such affiliation.

         No such affiliation exists with the trustee.


Item 16. List of Exhibits.   List below all exhibits filed as a
         ----------------
         part of this Statement of Eligibility.

         1. A copy of the articles of association of the trustee now in effect.*

         2. A copy of the certificates of authority of the trustee to commence business.*

         3. A copy of the authorization of the trustee to exercise corporate trust powers.*

         4.  A copy of the existing by-laws of the trustee.*

         5.  Not Applicable.

         6.  The consent of the trustee required by
             Section 321(b) of the Act.

         7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

         8.  Not Applicable.

         9.  Not Applicable.


     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, The First National Bank of Chicago, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago and State of Illinois, on the 28th day of April, 1999.


             The First National Bank of Chicago,
             Trustee

             By  /s/ Sandra L. Caruba
                -----------------------------------------------
                 Sandra L. Caruba
                 Vice President


* Exhibit 1, 2, 3 and 4 are herein incorporated by reference to Exhibits bearing identical numbers in Item 16 of the Form T-1 of The First National Bank of Chicago, filed as Exhibit 25 to the Registration Statement on Form S-3 of U S WEST Capital Funding, Inc., filed with the Securities and Exchange Commission on May 6, 1998 (Registration No. 333-51907-01).

                                   EXHIBIT 6


                      THE CONSENT OF THE TRUSTEE REQUIRED
                         BY SECTION 321(b) OF THE ACT


                                                                  April 28, 1999


Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

In connection with the qualification of the Indenture by and between Providian Financial Corporation and The First National Bank of Chicago, as Trustee, the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that the reports of examinations of the undersigned, made by Federal or State authorities authorized to make such examinations, may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.


                                    Very truly yours,

                                    The First National Bank of Chicago



                                    By:  /s/ Sandra L. Caruba
                                        ---------------------------------------
                                            Sandra L. Caruba
                                            Vice President

                                   EXHIBIT 7

Legal Title of Bank:           The First National Bank of Chicago  Call Date: 12/31/98  ST-BK:  17-1630  FFIEC 031
Address:                       One First National Plaza, Ste 0460                                        Page RC-1
City, State  Zip:              Chicago, IL  60670
FDIC Certificate No.:          0/3/6/1/8

Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for December 31, 1998

All schedules are to be reported in thousands of dollars.  Unless otherwise indicated, report the amount outstanding of the last business day of the quarter.

Schedule RC--Balance Sheet


                                                                               Dollar Amounts in Thousands         C400
                                                                               ---------------------------         ----
                                                                               RCFD      BIL MIL THOU
                                                                               ----      ------------
ASSETS
1.  Cash and balances due from depository institutions (from Schedule
    RC-A):                                                                     RCFD
                                                                               ----
    a. Noninterest-bearing balances and currency and coin(1)...............    0081        5,585,982               1.a
    b. Interest-bearing balances(2)........................................    0071        4,623,842               1.b
2.  Securities
    a. Held-to-maturity securities (from Schedule RC-B, column A)..........    1754                0               2.a
    b. Available-for-sale securities (from Schedule RC-B, column D)........    1773       11,181,405               2.b
3.  Federal funds sold and securities purchased under agreements to
    resell.................................................................    1350        9,853,544               3.
4.  Loans and lease financing receivables:
                                                                               RCFD
                                                                               ----
    a. Loans and leases, net of unearned income (from Schedule RC-C).......    2122       31,155,998               4.a
    b. LESS: Allowance for loan and lease losses...........................    3123          411,963               4.b
    c. LESS: Allocated transfer risk reserve...............................    3128            3,884               4.c
                                                                               RCFD
                                                                               ----
    d. Loans and leases, net of unearned income, allowance, and reserve
       (item 4.a minus 4.b and 4.c)........................................    2125       30,740,151               4.d
5.  Trading assets (from Schedule RD-D)....................................    3545        7,635,778               5.
6.  Premises and fixed assets (including capitalized leases)...............    2145          739,925               6.
7.  Other real estate owned (from Schedule RC-M)...........................    2150            4,827               7.
8.  Investments in unconsolidated subsidiaries and associated companies
    (from Schedule RC-M)...................................................    2130          202,359               8.
9.  Customers' liability to this bank on acceptances outstanding...........    2155          269,516               9.
10. Intangible assets (from Schedule RC-M).................................    2143          291,665               10.
11. Other assets (from Schedule RC-F)......................................    2160        3,071,912               11.
12. Total assets (sum of items 1 through 11)...............................    2170       74,200,906               12.

-----------

(1)  Includes cash items in process of collection and unposted debits.
(2)  Includes time certificates of deposit not held for trading.

Legal Title of Bank:           The First National Bank of Chicago  Call Date: 12/31/98  ST-BK:  17-1630  FFIEC 031
Address:                       One First National Plaza, Ste 0460                                        Page RC-2
City, State  Zip:              Chicago, IL  60670
FDIC Certificate No.:          0/3/6/1/8

Schedule RC-Continued

                                                                               Dollar Amounts in Thousands         C400
                                                                               ---------------------------         ----
                                                                               RCON      BIL MIL THOU
                                                                               ----      ------------
LIABILITIES
13. Deposits:
    a. In domestic offices (sum of totals of columns A and C from
       Schedule RC-E, part 1)..............................................    2200       22,524,140               13.a
       (1) Noninterest-bearing(1)..........................................    6631       10,141,937               13.a1
       (2) Interest-bearing................................................    6636       12,382,203               13.a2
                                                                               RCFN
                                                                               ----
    b. In foreign offices, Edge and Agreement subsidiaries, and IBFs (from
       Schedule RC-E, part II).............................................    2200       19,691,237               13.b
       (1) Noninterest bearing.............................................    6631          408,126               13.b1
       (2) Interest-bearing................................................    6636       19,283,111               13.b2
14. Federal funds purchased and securities sold under agreements
    to repurchase:.........................................................    RCFD 2800   9,113,686               14
15. a. Demand notes issued to the U.S. Treasury............................    RCON 2840     120,599               15.a
    b. Trading Liabilities (from Sechedule RC-D)...........................    RCFD 3548   6,797,927               15.b
                                                                               RCFD
                                                                               ----
16. Other borrowed money:
    a. With original maturity of one year or less..........................    2332        5,385,355               16.a
    b. With original maturity of more than one year........................    A547          327,126               16.b
    c. With original maturity of more than three years.....................    A548          316,411               16.c
17. Not applicable
18. Bank's liability on acceptance executed and outstanding................    2920          269,516               18.
19. Subordinated notes and debentures......................................    3200        2,400,000               19.
20. Other liabilities (from Schedule RC-G).................................    2930        2,137,443               20.
21. Total liabilities (sum of items 13 through 20).........................    2948       69,083,440               21.
22. Not applicable
EQUITY CAPITAL
23. Perpetual preferred stock and related surplus..........................    3838                0               23.
24. Common stock...........................................................    3230          200,858               24.
25. Surplus (exclude all surplus related to preferred stock)...............    3839        3,201,435               25.
26. a. Undivided profits and capital reserves..............................    3632        1,695,446               26.a
    b. Net unrealized holding gains (losses) on available-for-sale
       securities..........................................................    8434            6,349               26.b
27. Cumulative foreign currency translation adjustments....................    3284           13,378               27.
28. Total equity capital (sum of items 23 through 27)......................    3210        5,117,466               28.
29. Total liabilities, limited-life preferred stock, and equity
    capital (sum of items 21, 22, and 28)..................................    3300       74,200,906               29.

Memorandum
To be reported only with the March Report of Condition.
1.  Indicate in the box at the right the number of the statement
    below that best describes the most comprehensive level of auditing         RCFD
    work performed for the bank by independent external                        ----   ---------------------         Number
    auditors as of any date during 1996....................................    6724         N/A                      M.1.
                                                                                      ---------------------


1 = Independent audit of the bank conducted in accordance         4 = Directors' examination of the bank performed by other
    with generally accepted auditing standards by a certified         external  auditors (may be required by state chartering
    public accounting firm which submits a report on the bank         authority)
2 = Independent audit of the bank's parent holding company        5 = Review of the bank's financial statements by external
    conducted in accordance with generally accepted auditing          auditors
    standards by a certified public accounting firm which         6 = Compilation of the bank's financial statements by external
    submits a report on the consolidated holding company              auditors
    (but not on the bank separately)                              7 = Other audit procedures (excluding tax preparation work)
3 = Directors' examination of the bank conducted in               8 = No external audit work
    accordance with generally accepted auditing standards
    by a certified public accounting firm (may be required by
    state chartering authority)

------------

(1) Includes total demand deposits and noninterest-bearing time and savings deposits.